Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Strengths, Inc.
1806 North 500 East
Provo, UT 48604
www.soar.com

Up to $267,889.50 in Class A Common Stock at $0.75
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Strengths, Inc.
Address: 1806 North 500 East, Provo, UT 48604
State of Incorporation: DE
Date Incorporated: October 03, 2017

Terms:

Equity

Offering Minimum: $9,999.75 | 13,333 shares of Class A Common Stock
Offering Maximum: $267,889.50 | 357,186 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $498.75

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In addition, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

All Investors get Soar Owners Club Membership

Early access and discounts on all products

Private owners group meetups & webinars

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk - Soar branded notebook)

$1,000 (Tier 2 perk - Soar notebook plus 1 year subscription to Coach Platform + SmartAudio Platform)

$5,000+ (Tier 3 perk - 5% bonus shares)

$10,000+ (Tier 4 perk - earlier perks plus 1 individual coaching session, a $250 value)

$25,000+ (Tier 5 perk - 4 coaching sessions, a $1,000 value + 10% bonus shares)

$50,000+ (Tier 6 perk - Team Coaching session a $5,000 value + 15% bonus shares)

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Strengths, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.75 / share, you will receive and own 1100 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We are a technology company with a mission to help humans maximize their life experience and reach their full potential. In the past 2 years we have built two platforms: one for AI-assisted human coaching, and one for AI-assisted voice learning and reinforcement.

Our coaching platform helps individuals and teams identify their natural talents and find ways to use them at work and in life. People thrive when they get to do what they do best everyday. We have started forming partnerships with world class companies such as Gallup and Sandler Training to provide tools and resources to our customers. Our partner pipeline is extraordinary. As we aggregate content, we will use AI to connect our customers to the resources most likely to help them thrive in all areas of life.

Our voice platform may become a defining application in the voice computing era. Our voice computing applications help people learn and grow and thrive -- without the negative side-effects of screen computing and social media addictions. Using AI, we will match Soar members to the personalized resources that will most help them to grow and achieve success.

Our Sales currently comes from a) tools and training for coaches b) our proprietary voice-first LMS platform and c) end user payments for coaching, training and tools.

Tools and training for coaches - 19% Proprietary voice-first LMS platform - 60%

End user payments for coaching, training and tools - 21%

Tools and Training for Coaches. Life coaches, executive coaches, career coaches, health coaches etc., are trained to be great coaches but are often lack resources and support to succeed in running their own coaching business. SOAR helps coaches succeed in business. We do this through a three-tier subscription service: the first two tiers focus on business operations and the third adds marketing/customer acquisition. The first level is limited and free. The second level is a paid subscription that provides a full suite of business tools and support including scheduling, online video integration, billing, customer relationship management tools and more. This level is currently $29.95/month. The premier level costs $129.95 per month and includes business operations tools and marketing support. Coaches at this level are eligible for our coach matching service: individuals and organizations that SOAR drives to the platform are matched to the right coach. Coaches at this level also receive mentorship from some of the most successful coaches in the industry. With more than 2000 coaches already using SOAR's current free or paid service and tens of thousands of coaches connected to SOAR through social media, we are confident we can secure thousands of subscribers by the end of 2020. Through partnerships with major coaching organizations that number could expand significantly.

Proprietary voice-first LMS Platform. Soar's voice-first LMS Platform, Soar UPLIFT, is the world's first AI-enabled platform for audible learning. Soar's Freemium model allows individuals to get started at no cost, easily uploading and retrieving important personal audio content via voice-computing platforms such as Amazon's Alexa, with support for Google Assistant and Samsung Bixby coming soon. Soar UPLIFT will be monetized across all audiences. Premium content from our

content partners can be purchased on a subscription basis starting at $9.99 per month. Team or Group leaders will be able to share and manage content across their team, and push bulletins and announcements to the team with an upgraded subscription starting at $14.99 per month. Enterprises will be able to publish private proprietary content for their employees or customers using an admin portal, and integrate audio learning and enablement with core IT systems such as traditional LMS, CRM, Calendars, and so on. Enterprises will also be able to create and manage learning pathways for new hire onboarding, leadership development, safety and other critical learning areas.

Enterprise subscription pricing begins with a $50-250K implementation fee, followed by a monthly subscription rate of $5 per month per employee. Custom integrations and premium content are additional options for enterprise. Content Publishers pay a fee (usually between $25-100K) for Soar to help "voicify" their content, and then share revenue from subscribers within the application. Soar UPLIFT includes a mobile companion app that helps users set preferences, organize content and share audio files through social media to attract new users.

End user payments for coaching, training and tools. In 2018 the self-improvement market was estimated at $11B in the U.S. alone.[1] Per Marketdata, "Americans will spend significant amounts of money for self-improvement products and services if they believe there is a good chance of pay-off at the end." That is SOAR's focus. In addition to coaching, which we know pays off, we are developing DIY tools for consumers from personal assessments to activities that help them define their goals to tools that help them execute their personal journey (often including coaching). This opens a myriad of consumer revenue streams for SOAR. Many of these tools will be free with the opportunity to upgrade into those which are paid. As we attract consumers to coaching we will retain a commission from the coach. How do we attract the end-user? We are developing viral loop campaigns that create exponential top-of-funnel engagement. Sharing important life stories is a crucial part of this process and creates amazing virality. And as we bring people into the SOAR platform we are working with people experienced in human transformation and self-help digital products to develop exercises and activities that lead to positive individual outcomes. It's like a GPS for life.

In 2018 most of our coach-related revenue came from selling online and in-person training to coaches and Soar evangelists. As a two-sided marketplace, it has been a top priority of Soar to launch a viral website for individuals who desire self-improvement and need coaching. Our goal for 2020 is to add revenue from consumers while growing our revenue from coaches. Our voice platform became extremely important to us in the second half of 2019. Billions of devices have voice computing capabilities. 2 At CES in 2020 Google announced Google Assistant is used by 500 million people monthly. Alexa has shipped hundreds of millions of smart speakers and Alexa-enabled devices. Since we have now shipped a major voice-first sales training product with Sandler Training, we can begin to monetize our platform by selling it to other large organizations with workers who can benefit from training and reinforcement. Our pipeline of potential customers for our Voice First LMS is extraordinary.

Sources

1. https://www.webwire.com/ViewPressRel.asp?
aId=248507#:~:text=Marketdata%20estimates%20that%20the%20self,audiobooks%2C%20and%20weight%20loss%20program

2. https://techcrunch.com/2019/02/12/report-voice-assistants-in-use-to-triple-to-8-billion-by-2023/

Competitors and Industry

Coaching Platform: Our primary competitor for our coaching platform is BetterUp. BetterUp has a network of 2,000 coaches providing BetterUp branded coaching packages and software to enterprises.

Soar does not have Soar-specific coaching tools. Soar provides tools for coaches to help them run their businesses, sells coaching packages to enterprises, and provides coaching/client matching and directory services.

SmartAudio: SmartAudio potentially has many competitors, Audible, Spotify, Castbox, AudioBurst, etc. These services broadcast audio content.

Current Stage and Roadmap

Coaching Platform: The coaching platform is up and running. Currently we have a strong partnership with the International Coaching Federation. We are still working on the coaching/Client matching tools. We are also replacing our video conference services with a cheaper alternative by November 2020 with the too goal to increase profitability. We expect a significant number of the ICF coaches to convert to paying coaches.

SmartAudio: We have a functional product where you can listen to audio content. We are still working on our recommendation and curation tools. We are working on a tool called "Listen Later" that will allow you to highlight any text or audio and then add it to a playlist. This will allow you to listen to it later. We are building our taxonomy of content system. Also, our library of content is still quite small.

The Team

Officers and Directors

Name: Brandon Dickson

Brandon Dickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Finance Director
  Dates of Service: March 09, 2020 - Present
  Responsibilities: Manage the company's finances - receives an annual salary of $120,000

Other business experience in the past three years:

- **Employer:** NetDocuments
  Title: FP&A Director
  Dates of Service: July 31, 2018 - March 09, 2020
  Responsibilities: Financial and Operational Analysis, Investor Relations

Other business experience in the past three years:

- **Employer:** Insidesales.com (now Xant.ai)
  Title: FP&A Manager
  Dates of Service: December 27, 2014 - July 31, 2018
  Responsibilities: Financial and Operational Analysis, Facilities, Compensation

Name: Paul Allen

Paul Allen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO Founder
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Manages all operations - receives an annual salary of $174,000

Other business experience in the past three years:

- **Employer:** Gallup
  Title: Global Strengths Evangelist
  Dates of Service: September 01, 2012 - May 01, 2017
  Responsibilities: Building a market and selling Strengthsfinder tools and products

Name: Clinton Carlos

Clinton Carlos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CoFounder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Manages our SmartAudio product - receives an annual salary of $132,000

Other business experience in the past three years:

- **Employer:** AMPT
  Title: CEO Founder
  Dates of Service: January 01, 2013 - January 01, 2017
  Responsibilities: Managed all operations

Name: Peter Haws

Peter Haws's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, COO Soar Coaching

Dates of Service: April 01, 2020 - Present
Responsibilities: General Manager of Soar Coaching platform - $120,000

Other business experience in the past three years:

- **Employer:** Soar.com
  Title: VP Sales
  Dates of Service: December 01, 2019 - April 01, 2020
  Responsibilities: Responsible for sales for the coaching platform

Other business experience in the past three years:

- **Employer:** J3 Marketing Solutions
  Title: VP of Sales and Client Relations
  Dates of Service: March 01, 2019 - October 01, 2019
  Responsibilities: Client acquisition and retention

Other business experience in the past three years:

- **Employer:** Living Scriptures
  Title: Senior Director of Sales
  Dates of Service: November 01, 2015 - March 01, 2019
  Responsibilities: Sales and people development

Name: Christen Allen

Christen Allen's current primary role is with Homemaker. Christen Allen currently services 100 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Board oversight

- **Position:** Soar Coach
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Inactive

Other business experience in the past three years:

- **Employer:** Arches Academy
  Title: Drama Teacher
  Dates of Service: August 01, 2018 - June 01, 2019
  Responsibilities: Teaching

Other business experience in the past three years:

- **Employer:** Independent
  Title: Property Manager
  Dates of Service: November 01, 2015 - June 01, 2017
  Responsibilities: Manage a vacation rental

Name: Brent Israelsen

Brent Israelsen's current primary role is with Thunder Biotech. Brent Israelsen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Board oversight

Other business experience in the past three years:

- **Employer:** Thunder Biotech
  Title: Executive Chairman and CEO
  Dates of Service: September 01, 2016 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Genises, Inc
  Title: President, CEO
  Dates of Service: September 01, 2012 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** GEDIH, Inc
  Title: President, CEO
  Dates of Service: September 01, 2012 - Present
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** GEDIH Network
  Title: President
  Dates of Service: July 01, 2011 - May 01, 2020
  Responsibilities: General Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the career coaching/ personal development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the early development stage and have only manufactured initial versions of our SmartAudio and Coaching Platform. Delays or cost overruns in the development of our SmartAudio and Coaching Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Soar was formed on October 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Soar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Soar is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Soar or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Soar could harm our reputation and materially negatively impact our financial condition and business.

Almost half of Soar's revenue comes from building on the Alexa platform.

If Amazon makes it easier for any company to publish their own content on Alexa, it may affect Soar's potential revenue.

Additional development dollars

Soar will have to expend additional development dollars to make its voice technology accessible on platforms built by Google, Apple, Microsoft and Samsung--or on the web, where Soar will not be dependent on existing voice platforms.

Partnership Conversations

Soar is having partnership conversations with CEOs of many major companies in the coaching, training, and learning industries--but these conversations may not result in the strategic partnerships or revenue Soar needs to become profitable.

Gallup Partnership

The Gallup partnership will require millions of dollars in capital in order for Soar to advertise & market the StrengthsFinder product in 28 languages. Soar doesn't yet have sufficient capital to fully take advantage of this partnership.

Venture-backed companies in similar markets

Other venture-backed companies in similar markets as Soar have raised far more capital, making it difficult to compete for talent or customers in some cases. BetterUp has raised $145 million; Tact.ai has raised $56 million, and AudioBurst has raised $24.4 million - with additional larger funding rounds probably coming for each company.

Common Stock

Soar only sells common stock, which precludes many VC funds and other investors from investing in Soar. While this ensures that Soar's founder will be able to run the company his way, it does complicate the fundraising process to some degree.

HQ Office

Soar currently doesn't have a permanent HQ office--the company has been mostly remote since its founding in late 2017. There are significant challenges in starting a company as a remote company.

Insurance Plan
Our company's health insurance plan is atypical, and may make it hard to attract and retain key employees unless we find and switch to a more normal policy (which will be more expensive.)

401k
Our company doesn't currently offer a 401k or other benefits yet that some employees consider important which hinders us in our recruiting efforts.

Past Refunds
Early Soar customers (mostly coaches who were desperate for clients) have expected too much from the Platform, partly based on Soar sales' teams enthusiasm for what was coming. Soar has fully refunded money from 34 customers in the last 12 months and is at risk of potentially needing to refund money for several more.

Coaches are responsible for their own success
Soar needs to sell technology tools that can be used by coaches, and make it clear that coaches are responsible for their own success as independent business owners. If Soar isn't able to help coaches take responsibility for their own success, then Soar risks unhappy customers in the future as well.

Small Management team
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
MeAndTi, LLC (owned by Paul Allen & Christen Allen)	7,000,000	Class A Common Stock	59.1
MeAndTi, LLC (owned by Paul Allen & Christen Allen)	3,000,000	Class B Common Stock	59.1

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE, and Class C Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 357,186 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 23,000,000 with a total of 12,599,525 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number on a fully diluted basis includes 200,000 shares pursuant to an outstanding warrant that has not been exercised.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

SAFE

The security will convert into Equity securities and the terms of the SAFE are outlined below:

Amount outstanding: $550,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing of at least $3 million

Material Rights

There are no material rights associated with SAFE.

Class C Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 3,735,872 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

All 5,000,000 shares are reserved as part of an incentive employee option pool.

The current amount outstanding refers to 3,735,872 shares pursuant to issued stock options, none of which has been exercised.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $550,000.00
  Use of proceeds: General operations
  Date: March 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $2,070,000.00
  Number of Securities Sold: 4,140,000
  Use of proceeds: General operations
  Date: December 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $267,110.00
  Number of Securities Sold: 446,294
  Use of proceeds: 65 R&D costs: 20% Sales & Marketing costs/campalgns/inititatives; 7.5% facilities and other

G&A: 7.5% WeFunder fees
Date: April 20, 2020
Offering exemption relied upon: Regulation CF

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $700.00
  Number of Securities Sold: 7,813,231
  Use of proceeds: Shares issued to founding members and management personnel.
  Date: January 15, 2018
  Offering exemption relied upon: Rule 701

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Shares issued to certain key members of the company.
  Date: January 15, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $490,404, 350% growth over 2018's revenue of $107,966. Revenue increased as the coaching platform entered the market in late 2018. Event revenue also increased by close to $120,000. At the end of 2019, software subscription revenue declined as the company paused platform sales and re-tooled the coaching platform.

Cost of sales

Cost of sales in 2019 was $267,295, compared to $42,992 in 2018. Most of the year-over-year increase in Cost of Sales is due to hiring of customer support and operations staff. It's important to note however, that most of the customer support activities have been sourced offshore and the local staff has been reduced to zero. Also, the events (coaching bootcamps) require much more staff presence than software sales.

Expenses

Expenses in 2019 increased by 45% over 2018. Nearly all of the increases in expenses are staff related. Contractor expense increased by ~$350,000 (most of this is offshore software engineering). Wages increased by ~$181,000 over 2018. And ~$250,000 of the expense increase is due to non-cash stock option expenses. It is important to note that in early 2020 headcount was reduced by approximately 10 employees in order to preserve cash.

Overall

Our net loss was ~$2.2 million during the year ended December 31, 2019, an increase of $0.7 million from $1.5 million during the prior year. But, Our total booked sales grew from $274,000 in 2018 to $917,000 in 2019, an increase of 235%. Book sales refers to the value of the sales contracts we formed in that specific year, actual revenue for such contract is often received at the end.

Historical results and cash flows:

<u>Cash Uses</u>

The primary use of cash in both 2018 and 2019 was business operations (wages being the largest single category in both years). All activities were focused on either revenue generation or product development. As is typical in a startup, each person wears many hats. The Company also spent ~$150,000 on intangible assets in 2019 and 2018 (the Soar.com domain).

<u>Cash Sources</u>

In 2018, revenue was a small cash source. $1,000,000 was raised through the sale of equity ($550,000 from a SAFE instrument and $450,000 through the sale of equity). The Company also borrowed ~480,000 in debt and repaid $235,000 of that debt.

In 2019, revenue provided additional cash to the company reducing cash needs. Also in 2019 we entered into an agreement with Sandler Training to build the MySandler product. Sandler Training provided $500,000 over six months of product development. Although cash was received in 2019, revenue will not be recognized until 2020 synchronous with the completion of that project.

The Company borrowed an additional ~$680,000 of new debt and repaid ~750,000 in debt. The company also raised $1,510,000 of equity cash from Angel investors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital Resources. We have financed our operations through private sales of common equity, issuances of convertible debt and other debt securities, internally generated cash flow from sales, and short-term notes payable.

SAFE. Our initial $550,000 in investment capital came via a SAFE note (Simple Agreement For Future Equity). This was led by Graham Weston, former Chairman of Rackspace, along with Clint Carlos and Tammy Fairbanks, who both invested $100,000 in the SAFE. The SAFE will convert to regular Class A common equity (which all investors have purchased so far) soon.

Private sales of common equity. From June 2018 to December 2019 we sold Class A common shares at $0.50 per share. We raised a total of $2.0 million in 26 separate transactions. We completed these transactions as needed, in preparation for a larger funding round ("Series A") at a much higher valuation. With this "as-needed" approach to startup financing, we've never had more than $500,000 in our bank account at one time.

Short-term loan. We have a loan facility with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in December 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. As of December 31, 2019, the remaining balance was $132,000. During January 2020 we entered a short-term loan agreement with Sandler Training for $166,666, due in March 2020. During January 2020 we also obtained a short term loan for $50,000 from a potential investor.

Credit-card transactions. In the middle of 2018 we started selling annual subscriptions to professional coaches who wanted to join the Soar community and receive the benefits from being featured on the Soar coaching platform. Most of these transactions ranged from $1,000 to $2,500. We have also sold about 60 13-week coaching bootcamp programs for up to $4000 per attendees. These two levels of coaching packages were retired and replaced by the 3 new tiers of coaching packages available in March 2020. We now have a full curriculum for coaching bootcamps and are considering offering future bootcamps directly to coaches or through our coach training partners- -who have 10-75x more coaches in their database than we do.

Customer invoices. Sandler Training paid us $83,333 per month for 6 months so we could develop the MySandler voice + mobile sales training system for them.

Founder and executive loans. Founders and executives at Soar have sometimes foregone or deferred salary. Our CEO made less than $60,000 in salary in 2019. Most or all of the software subscriptions and tools Soar uses to build its products and business are currently paid for through owner and executive credit cards, with careful tracking to provide for future reimbursement. Some short term cash loans have been made by Soar executives so we could make payroll or make vendor payments. The team is fully committed to doing whatever it takes to launch successful platforms and have a positive impact on the world. Everyone would like to grow out of this "financing-by-executive-sacrifice" model of startup funding to a model where many stakeholders help us with funding so we can turn the corner to reach profitability and hypergrowth.

The company has taken and intends to continue to take short term loans to fund operations until it is sufficiently capitalized. Currently we have $314,500 in debt as part of the Payroll Protection program, $139,000 in short-term debt to Fora Financial, $100,000 in debt in the form of a revolving line of credit to Shaun McAravey, $200,000 in debt to Brian Hansen that will become part of our future Convertible Note raise, and $50,000 in debt to Joe Thomas and investor and current employee.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We expect that the proceeds of this offering will improve our liquidity and provide capital to market our platforms and new products on top of our platform, as well as formalize several game-changing partnerships with major players in the coaching, training, learning, and human development industries.

We do not know how much additional investment will be required for us to become cash-flow positive. Because of our new products, our patent pending technology (patent owned by the Company), our strong partner and customer pipeline, and our excellent management team, we think we can either get cash flow positive after our Regulation Crowdfunding offering or we will be in a strong position to raise additional funds from current or potential investors. Startups have many dials and levers. We can greatly reduce expenses if necessary, including payroll. We can also find marketing channels that help us generate profits, and we can increase spending on those channels in order to improve our cash flow.

Our current burn rate is about $150k per month, and we have $0 cash in hand. We launched both new platforms in early 2020 and we expect (although cannot guarantee) significant inflows of cash from product sales.

In addition, we have investors willing to fund (outside of StartEngine) and/or loan us money if needed.

Cash used in operating activities. Net cash used in operating activities consisted of net income adjusted for certain non-cash items including stock-based compensation as well as the effect of changes in working capital.

Net cash used in operating activities was $~2.2 million for the year ended December 31, 2019, which was driven primarily by our Operating Expenses including our investment in product development, support for our coaches and recruiting of our management team. This was partially offset by the increase in deferred revenue from subscriptions, advance payment of training and advance payment of royalties.Net cash used in operating activities was $~1.5 million for the year ended December 31, 2018, Operating Expenses driving our Net Loss, partially offset by a positive change in Working Capital. Our Net Loss in 2019 was $~0.6M higher than our first full year of operations in 2018 primarily in Operating Expenses $0.7M and interest expense on short term loans $0.1 million, partially offset by higher gross margin on higher revenue. Our Working Capital at the end of 2019 was $0.4M worse than the comparable period in 2018 due to an increase in Deferred Revenue as a result of increased sales that can not be recognized as revenue in the period collected.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from StartEngine are one of several funding sources we are pursuing. They are vital to our expansion plans, but not to the existential survival of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe that if we raise our minimum we would be able to operate just one month. However, as previously stated, this is not our only potential funding source.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum we would be able to operate two months. This would provide us plenty of time to raise additional capital from other sources. Additionally we hope to have revenue at that point that will begin to offset our capital needs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of

credit, contemplated future capital raises, etc...)

We have started negotiations for a convertible note raise with 3Lines VC. We plan to raise $750,000 from them and their network. A previously mentioned loan of $200,000 from Brian Hansen is the first part of that raise. 3Lines VC has committed to contributing $100,000 towards that raise.

Indebtedness

- **Creditor:** Fora Financial
  Amount Owed: $139,000.00
  Interest Rate: 37.0%
  Maturity Date: October 19, 2020
  Outstanding principal plus interest $198,650 as of 12/13/19. We pay principal and interest daily on this debt.

- **Creditor:** Chris Higbee
  Amount Owed: $25,000.00
  Interest Rate: 35.0%
  Maturity Date: April 25, 2020
  33,750 as of 03/09/20

- **Creditor:** Joe Thomas
  Amount Owed: $50,000.00
  Interest Rate: 10.0%
  Maturity Date: July 19, 2020

- **Creditor:** US Federal Govt. PPP Loan
  Amount Owed: $314,500.00
  Interest Rate: 1.0%
  Maturity Date: June 30, 2022
  Loan is potentially forgivable

- **Creditor:** Shaun McAravey
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: January 06, 2021
  Debt is secured against the Soar.com domain

- **Creditor:** Brian Hansen
  Amount Owed: $200,000.00
  Interest Rate: 12.0%
  Maturity Date: July 28, 2020
  Debt will convert to a convertible note as part of our future convertible note raise.

Related Party Transactions

- **Name of Entity:** Joe Thomas
  Relationship to Company: Shareholder and Sales Representative
  Nature / amount of interest in the transaction: Loan
  Material Terms: Owed to: Joe Thomas Amount owed: $50,000.00 Interest rate: 10% Maturity date: July 19, 2020

- **Name of Entity:** Chris Higbee
  Relationship to Company: Advisory Board Member
  Nature / amount of interest in the transaction: Loan
  Material Terms: Amount owed: $25,000.00 Interest rate: 35% Maturity date: April 25, 2020 Material terms: 33,750 as of 03/09/20 This loan is in process of being converted to equity

Valuation

Pre-Money Valuation: $16,001,547.75

Valuation Details:

<u>Valuation</u>

Soar has pegged their equity value at $16M. We arrived at this value by looking at our forward looking forecast and comparing our company performance to public comparables.

With the launch of both our Coaching and SmartAudio platforms in the first half of 2020, we are finally able to start selling in full force. Soar compares most closely to other Software As A Service (SAAS) business. SAAS business are generally valued at a multiple of revenue or of Annualized Recurring Revenue.

In June 2019 the average SAAS multiple of forward looking revenue was 5.7X. We project our revenue to be $2.8M in 2020 and with a 5.7 multiple, we arrive at ~$16M.

We choose the 5.7 multiple based on several factors as discussed below. There are a few factors that would drive this valuation up:

1. There is generally a premium for companies with revenues growing more than 50% per year. Since we are starting with a very small base in revenue, we expect to grow revenue closer to 600% year over year.

2. We have a solid product and management team.

3. We have an excellent sales pipeline with potential for some fantastic logos.

4. Our closest competitor in the coaching space, BetterUp, was recently valued at $710M with their Series C raise. This gives validity to the market opportunity.

On the other hand, there are several factors that would drive the valuation down from the average.

1. Small track record: We do not currently have enough track record to measure our customer churn. This is the most important factor for determining a SAAS valuation.

2. Cash Flow: The company does not anticipate becoming cash flow positive in 2020. However, our current expense load is small and it would be easy to dial back sales and product development activities to preserve cash. But, sales and product development are key to our future growth.

3. Heavy debt load: Soar has taken on short-term loans that increase uncertainty. However, recently the company has been able to replace most of its short-term loans with long-term and low-interest loans.

4. Uncertainty in sales. Revenue will follow sales and it is always difficult to predict exactly how sales will come to pass.

Balancing out the positive and negative factors we feel comfortable using the average multiple for SAAS companies. We feel that our growth potential and market size outweigh the potential negatives.

<u>Disclaimer</u>

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering once should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights. preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products:

- the risk inherent in the development and expansion of our products:

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product. employment inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.0%
  We will continue to develop our coaching platform and smartaudio products. We will add better coach search/matching. We will also make incremental improvements to our smartaudio platform like auto creation of playlists. These funds will also allow us to expand our library of audio content

- *Marketing*
  30.0%
  We need funds to hire sales staff and market our products

- *Operations*
  26.5%
  We need funds for general administration while we ramp up our sales.

If we raise the over allotment amount of $267,889.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.0%
  We will build funcitionality into our platforms and expand our library of licensed content.

- *Marketing*
  40.0%
  We will ramp up our sales and marketing efforts to acquire new customers

- *Operations*
  16.5%
  We need funds for general administration while we build up our revenue and product

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.soar.com (www.soar.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/soar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Strengths, Inc.

[See attached]

Strengths, Inc.
Financial Statements
For the Years Ended December 31, 2019, 2018 and 2017

Strengths, Inc.
Index
For the Years Ended December 31, 2019, 2018 and 2017

Page(s)

Financial Statements



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Strengths, Inc.
Lehi, Utah

We have reviewed the accompanying financial statements of Strengths, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019, 2018 and 2017, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2019 and 2018 and for the period from October 3, 2017 (inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah
July 14, 2020

Strengths, Inc.
Balance Sheets

		December 31,				
		2019		**2018**		**2017**
Assets						
Current assets						
Cash	$	49,739	$	61,377	$	2,767
Accounts receivable, net		9,650		-		-
Prepaid expenses and other current assets		15,722		3,000		-
Total current assets		75,111		64,377		2,767
Intangible assets		148,995		89,114		-
Total assets		224,106		153,491		2,767
Liabilities and Stockholders' Deficit						
Current liabilities						
Accounts payable		122,331		28,687		-
Accrued expenses and other liabilities		111,657		46,828		1,237
Deferred revenue		531,522		165,507		-
Borrowings from Founder		-		73,375		2,767
Borrowings		181,939		178,746		-
Total current liabilities		947,449		493,143		4,004
Total liabilities		947,449		493,143		4,004
Commitments and contingencies (Note 8)						
Stockholders' Deficit						
Common stock: $0.00001 par value; 25,000,000 shares authorized; 15,940,000, 12,900,000 and no shares issued and outstanding at December 31, 2019, 2018 and 2017, respectively		159		129		-
Additional paid-in capital		2,975,154		1,174,711		-
Accumulated deficit		(3,698,656)		(1,514,492)		(1,237)
Total stockholders' deficit		(723,343)		(339,652)		(1,237)
Total liabilities and stockholders' deficit	$	224,106	$	153,491	$	2,767

The accompanying notes are an integral part of these financial statements.

See accountant's review report.

Strengths, Inc.
Statements of Operations

	Years Ended December 31,				
	2019		**2018**		**2017**
Revenue	$	490,404	$	107,966	$	-
Cost of revenue		267,295		42,992		-
Gross profit		223,109		64,974		-
Operating expenses:						
Sales and marketing		899,417		710,624		-
Research and development		607,135		389,002		-
General and administrative		750,814		452,928		1,237
Total operating expenses		2,257,366		1,552,554		1,237
Loss from operations		(2,034,257)		(1,487,580)		(1,237)
Other expenses:						
Interest expense		149,907		25,675		-
Total other income, net		149,907		25,675		-
Loss before income taxes		(2,184,164)		(1,513,255)		(1,237)
Provision for income taxes		-		-		-
Net loss	$	(2,184,164)	$	(1,513,255)	$	(1,237)

The accompanying notes are an integral part of these financial statements.

See accountants' review report

Strengths, Inc.
Statements of Stockholders' Deficit

	Common Stock A		Common Stock B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Balances as of October 3, 2017	-	$ -	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	(1,237)	(1,237)
Balances as of December 31, 2017	-	-	-	-	-	(1,237)	(1,237)
Issuance of common stock	7,000,000	70	5,000,000	50	1,080	-	1,200
Owners investment	-	-	-	-	8,472	-	8,472
Proceeds from sale of common stock	900,000	9	-	-	449,991	-	450,000
Proceeds from SAFE Agreements (Note 10)	-	-	-	-	550,000	-	550,000
Stock-based compensation	-	-	-	-	165,168	-	165,168
Net loss	-	-	-	-	-	(1,513,255)	(1,513,255)
Balances as of December 31, 2018	7,900,000	79	5,000,000	50	1,174,711	(1,514,492)	(339,652)
Issuance of common stock	3,020,000	30	-	-	1,509,970	-	1,510,000
Issuance of common stock and warrant in connection with a promissory note (Note 7)	20,000	-	-	-	41,519	-	41,519
Stock-based compensation	-	-	-	-	248,954	-	248,954
Net loss	-	-	-	-	-	(2,184,164)	(2,184,164)
Balances as of December 31, 2019	10,940,000	109	5,000,000	50	$ 2,975,154	$ (3,698,656)	$ (723,343)

The accompanying notes are an integral part of these financial statements.

See accountants' review report

Strengths, Inc.
Statements of Cash Flows

	Years Ended December 31,		
	2019	2018	2017
Cash flows from operating activities			
Net loss	$ (2,184,164)	$ (1,513,255)	$ (1,237)
Adjustments to reconcile net loss to cash used in operating activities:			
Stock-based compensation expense	248,954	165,168	-
Noncash interest expense (Note 7)	41,519	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(9,650)	-	-
Prepaid expenses and other assets	(12,722)	(1,237)	1,237
Accounts payable	93,644	25,687	-
Accrued and other liabilities	64,829	46,828	-
Deferred revenue	366,015	165,507	-
Net cash used in operating activities	(1,391,575)	(1,111,302)	-
Cash flows from investing activity			
Purchases of intangible assets	(59,881)	(89,114)	-
Net cash used in investing activities	(59,881)	(89,114)	-
Cash flows from financing activities			
Owners Investment	-	8,472	-
Proceeds from issuance of common stock A	1,510,000	450,700	-
Proceeds from issuance of common stock B	-	500	-
Proceeds from SAFE Agreements	-	550,000	-
Proceeds from borrowings	683,067	483,490	3,320
Repayment of borrowings	(753,249)	(234,136)	(553)
Net cash provided by financing activities	1,439,818	1,259,026	2,767
Net increase (decrease) in cash and cash equivalents	(11,638)	58,610	2,767
Cash and cash equivalents			
Beginning of year	61,377	2,767	-
End of year	$ 49,739	$ 61,377	$ 2,767
Supplemental cash flow disclosure			
Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	$ 108,388	$ 25,675	$ -

The accompanying notes are an integral part of these financial statements.

See accountants' review report

Strengths, Inc.
Notes to Financial Statements

---

1. **Organization and Summary of Significant Accounting Policies**

Strengths, Inc. (the "Company") provides applications for coaching and human development through a software-as-a-service (SaaS) business model worldwide. The Company's SaaS platform provides tools, training, assessments, courses, and other technical resources for individual and team-based coaches in multiple industries. The Company allows professional coaches to attract more clients and helps them identify and nurture unique strengths. The Company's technology voice and Artificial Intelligence components enables larger companies to maximize the value of their training content. The Company was incorporated in the State of Delaware on October 3, 2017, and is headquartered in Salt Lake City, Utah.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of collectability of accounts receivable, the determination of accruals, valuation of the Company's equity instruments and accounting for income taxes. Actual results could differ materially from those estimates.

Cash
Cash includes cash on hand and cash deposited in noninterest-bearing checking accounts with two financial institutions. The Company does not hold cash equivalents at the end of each of the reporting periods presented.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company reviews accounts receivable regularly and makes estimates for the allowance for doubtful accounts when there is doubt as to the ability to collect individual balances. In evaluating its ability to collect outstanding receivable balances, the Company considers several factors, including the age of the balance, the customer's payment history and current creditworthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. The Company does not require collateral from its customers.

Concentration of Credit Risk
Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, and accounts receivable. Substantially all of the Company's cash and cash equivalents are maintained with two financial institutions with high credit standings. The Company performs periodic evaluations of the relative credit standing of these institutions.

Accounts receivable are unsecured and represent amounts due to the Company based on contractual obligations where a signed and executed contract or click-through agreement exists.

The vast majority of the Company's billing transactions are processed through credit card payments; therefore, the balance of account receivable in the accompanying balance sheets is not material for the periods presented.

At December 31, 2019, 2018 and 2017, the Company did not have customers representing 10% or more of the accounts receivable net balance or net revenues.

Strengths, Inc.
Notes to Financial Statements

_____

Revenue Recognition
The Company recognizes revenues from its services provided through its platform when control of the services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company determines revenue recognition through the following steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

The Company generates revenues from coaching services including the Company's based materials and training sessions through its platform. The Company's services are offered to customers primarily through monthly and annual subscriptions, which underlying revenue is recognized ratably over the respective subscription period. Additionally, the Company offers workshops which are delivered over a specific period of time, generally 13 weeks, which revenue is recognized ratably over the term of the workshop. Customer refunds from cancellations and returns are recorded as a reduction to revenues.

Some customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, the Company allocates the transaction price based on the relative standalone selling price method by comparing the standalone selling price ("SSP") of each distinct performance obligation to the total value of the contract. The Company determines the SSP based on its historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, the Company estimates the SSP by considering information such as market conditions, and information about the customer. Additionally, the Company limits the amount of revenues recognized for delivered promises to the amount that is not contingent on future delivery of services or other future performance obligations.

Cost of Revenues
Cost of revenue includes expenses related to operating our cloud platform. The primary costs of revenue include employee-related costs, including salaries, stock-based compensation expense and employee benefit costs associated with the Company's customer support, cloud operations, and IT expense.

Stock-Based Compensation
Compensation expense related to stock-based awards granted to employees and non-employees is calculated based on the fair value of stock-based awards on the date of grant.

The fair value of each common stock option is estimated on the grant date using the Black-Scholes option pricing model and a single option award approach. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent the Company's best estimates. These estimates involve inherent uncertainties and the application of management's

Strengths, Inc.
Notes to Financial Statements

judgment. Stock-based compensation expense is recognized over the requisite service period of the awards, which is generally four years.

On January 1, 2018, the Company has adopted Accounting Standard Update No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, the Company elected to account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition.

Income Taxes
The Company accounts for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more likely than not to be realized. The Company recognizes the benefit from a tax position only if it is more likely than not that the position would be sustained upon audit based solely on the technical merits of the tax position. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Research and Development
Research and development costs are expensed as incurred and consist primarily of salaries, contract services and subscription fees for supporting applications.

Advertising
Advertising costs are expensed as incurred. Advertising expense was $9,692 and $8,308 for the years ended December 31, 2019 and 2018. The Company did not incur advertising expense in the year ended December 31, 2017.

Legal Contingencies
The Company is subject to the possibility of legal actions arising in the ordinary course of business. The Company regularly monitors the status of pending legal actions to evaluate both the magnitude and likelihood of any potential losses. An accrual for these potential losses is made when they are probable and the amount of loss, or possible range of loss, can be reasonably estimated. Legal costs related to such potential losses are expensed as incurred. In addition, recoveries are shown as a reduction in litigation costs in the period in which they are realized.

Comprehensive Loss
Comprehensive loss is defined as the change in stockholders' equity (deficit) during a period resulting from transactions and other events and circumstances from nonowner sources. Since inception, the Company had no components of other comprehensive income (loss) and the reported net losses represent the comprehensive losses for all the periods presented.

2.   **Purchase of Intangible Assets**

In May 2018, the Company entered into a purchase agreement with a third-party (the "Seller") to acquire certain domain names for a total purchase price of $285,000, which shall be paid over a four-year term in accordance with the contractual payment schedule. Additionally, the Company and the Seller entered into an Escrow Agreement to secure the Seller's right to payments and assign title to the ownership of the domain names to the Escrow Agent until payment in full has been made by the Company, at such time the Escrow Agent shall transfer the registration of the domain names to the Company. The Company was subject to escrow and holding fees of $3,737.

During the years ended December 31, 2019 and 2018, the Company made payments, inclusive of the escrow and handling fees, of $59,887 and $89,114, respectively. Payments have been capitalized and reflected within intangible assets in the accompanying balance sheets. The Company has determined that the estimated useful life of the domain names is indefinite, thus the domain names are not subject to amortization.

At December 31, 2019, future minimum payments under this noncancelable purchase agreement consisted of the following:

Year ending December 31,	Outstanding Balance	
2020	$	59,888
2021		59,888
2022		19,963
Total	$	139,739

3. **License Agreement**

In July 2019, the Company entered into a Letter of Intent ("LOI") with Sandler Systems, Inc. ("Sandler"), which is not intended as a legally binding commitment by any of the parties. Under the LOI, the parties agreed to enter into a definitive agreement (the "Agreement") pursuant to which the Company will license to Sandler an online service for voice activated commands and read back to deliver training resources owned by Sandler (the "Sandler Product).

The initial term of the definitive agreement shall be for three years. On a monthly basis, Sandler shall pay a fee for each license sold to its customers after certain deductions, as defined.

Under the LOI, the parties agreed to deliver a commercially viable Sandler Product on or before November 1, 2019. If either party was dissatisfied with the progress on the development and the situation is not resolved within 30 days, either party had the right to terminate the Agreement immediately upon notice at any time prior to November 1, 2019. In November 2019, the Sandler Product was satisfactorily acceptance by Sandler.

In connection with the LOI, Sandler made prepayment for future license fee of $500,000, of which approximately $333,000 was received through September 30, 2019, and the remaining balance of approximately $167,000 was received through November 2019. The prepayment for future license fee is recorded within deferred revenue in the accompanying balance sheets. No license revenue has been recognized through December 31, 2019.

4. **Chief Executive Officer Credit Facility**

The Chief Executive Officer of the Company (the "CEO") provides the Company with his personal credit card to support working capital requirements, as needed. Borrowings under the CEO's credit card are subject to the credit card's interest rate and due upon demand. At December 31, 2019, the Company had no outstanding balance of borrowings under the CEO's credit card. At December 31,

2018, and 2017, the outstanding balance totaled $73,375 and $2,767, respectively. Under this credit facility, the Company recorded interest expense of $9,670 and $418 for the years ended December 31, 2019 and 2018, respectively.

5. **Unsecured Borrowings**

In December 2018, the Company entered into an unsecured Promissory Note agreement with David Berg, an acquaintance of the CEO, with a principal amount of $100,000 and interest amount of $20,000. The Company repaid the principal and interest amount in the year ended December 31, 2019.

In January 2019, the Company entered into an unsecured Promissory Note agreement with Joe Thomas, an acquaintance of the CEO, for a principal amount of $40,000 and interest amount of $4,000. The Company repaid the principal and interest amounts in the year ended December 31, 2019.

In February 2019, the Company entered into an unsecured loan arrangement with Jim Engebrersen, an acquaintance of the CEO, for a principal amount of $30,000 and interest amount of $1,000. The Company repaid the full principal and interest amounts in the year ended December 31, 2019.

In December 2019, the Company entered into an unsecured loan arrangement with Stephen Arntz, an acquaintance of the CEO, for a principal amount of $50,000 and interest amount of $2,500. The Company agreed to repay the principal and interest amounts upon receiving certain investment funds, as defined. Borrowings under this agreement were outstanding as of December 31, 2019.

6. **Business Loan and Security Agreement**

In November 2018, the Company entered into a Business Loan and Security Agreement with Fora Financial Business Loans, LLC ("Fora Financial") for a principal amount of $100,000 and interest amount of $29,000. The repayment schedule consists of 122 daily payments of $1,049, starting in November 2018, and followed by a final payment of $1,048 to complete a total repayment amount of $129,000. A loan origination fee of $2,000 was reduced from the principal amount.

In June 2019, the Company entered into a second Business Loan and Security Agreement with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in June 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. A loan origination fee of $2,900 was reduced from the principal amount.

In December 2019, the Company entered into a third Business Loan and Security Agreement with Fora Financial for a principal amount of $145,000 and interest amount of $53,650. The repayment schedule consists of 204 daily payments of $969, starting in December 2019, and followed by a final payment of $968 to complete a total repayment amount of $198,650. A loan origination fee of $2,900 was reduced from the principal amount.

Borrowings under these credit facilities are collateralized by substantially all of the Company's assets. Under these credit facilities, the Company recorded interest expense of $64,136 and $12,392 for the years ended December 31, 2019 and 2018, respectively.

Strengths, Inc.
Notes to Financial Statements

The remaining balance under these credit facilities was $131,939 and $78,746 at December 31, 2019 and 2018, respectively.

7. **Promissory Note, Shares and Warrant Agreement**

In August 2019, the Company entered into a Promissory Note, Stock and Warrant Agreement (the "Promissory Note") with Spencer Rogers, an acquaintance of the CEO, for a principal amount of $100,000 and interest amount of $10,000. Borrowings under the Promissory Note were uncollateralized. The Company repaid the principal and interest amounts in the year ended December 31, 2019. The Company recorded interest expense of $10,000 for the year ended December 31, 2019 associated with the Promissory Note.

In connection with this agreement, the Company granted Spencer Rogers 20,000 shares of Class A Common Stock fully vested and exercisable. The fair value of these shares totaled $10,000 and was recorded as interest expense in the year ended December 31, 2019.

Additionally, the Company granted Spencer Roger a warrant to purchase 200,000 shares of Class A Common Stock at an exercise price of $0.50 per share. The warrant may be exercised, in whole or in part, on or before September 16, 2021. The fair value of the warrant was $31,519 and was recorded as interest expense in the year ended December 31, 2019. The fair value of the warrant was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0.0%; risk-free interest rate of 1.48%; expected volatility of 55.42%; and a contractual life of 2 years. At December 31, 2019, the warrant was outstanding.

8. **Commitments and Contingencies**

Office Space
At December 31, 2019, the Company operates primarily within a virtual office, employees working remotely, and may lease temporary desk space on a month-to-month basis.

Litigation
From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. At December 31, 2019, management is not currently aware of any matters that it expects will have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

9. **Common Stock**

At December 31, 2019, the Company is authorized to issue 25,000,000 shares of common stock and consisted of the following:

	Shares Authorized	Shares Issued and Outstanding	Par Value
Class A Common Stock	17,000,000	10,920,000	$ 0.00001
Class B Common Stock	5,000,000	5,000,000	$ 0.00001
Class C Non-Voting Common Stock	3,000,000	–	$ 0.00001
Total	25,000,000	15,920,000	

The rights, privileges and restrictions of Class A Common Stock ("Class A"), Class B Common Stock ("Class B") and Class C Non-Voting Common Stock ("Class C") are set forth the Company's Certificate of Incorporation, as amended, and are summarized as follows:

Voting Rights
Each holder of Class A shall be entitled to one vote for each share. Each holder of Class B shall be entitled to ten votes for each share. Each holder of Class C shall not be entitled to vote.

Board of Directors
The number of Board of Directors ("Directors") shall be set forth by the Company's Bylaws. There shall be no less than three Directors and no more than seven Directors.

The holders of Class A, voting as a single class, shall be entitled to elect one director (the "Class A Common Director"). The holders of the Class B Common Stock, voting as a single class, shall be entitled to elect three directors (the "Class B Common Directors"). The holders of Class A and Class B, voting together as single class, shall be entitled to elect one director (the "Class A Common and Class B Common Director").

Protective Covenants
The Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Class B, voting separately as a class: i) amend the Company's Certificate of Incorporation or Bylaws if such action would materially or adversely change the rights, privileges of Class B, ii) authorize or issue share of any class of series having any preference which are superior to Class B, iii) authorize or issue shares of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares having rights and privileges which are superior to Class B, iv) reclassify any class of any Class A, Class B or Class C into shares having rights and privileges which are superior to Class B, and v) increase or decrease the total number of authorized shares of Class A, Class B and Class C.

10. **Simple Agreement for Future Equity**

In March 2018, the Company entered into a Simple Agreement for Future Equity (the "SAFE Agreement") with certain investors (the "Investors") and received total cash proceeds for $550,000 (the "Purchase Amount"), which are reflected within stock-holders' equity in the accompanying balance sheets.

In consideration, the Company granted to the Investors the right to certain shares of the Company's capital stock, subject to the terms defined by the SAFE Agreement, which are summarized as follows:

Equity Financing
If there is an equity financing where the Company sells equity securities for an aggregate gross proceeds of at least $3,000,000 before the expiration or termination of the SAFE Agreement, the Company will automatically issue to the Investors either: (i) a number of shares of equity securities equal to the Purchase Amount divided by the price per share of the equity securities, if the pre-money valuation is less than or equal to the Valuation Cap, as defined; or (ii) a number of shares of Safe Stock, as defined, equal to the Purchase Amount divided by the Safe Price, as defined, if the pre-money valuation is greater than the Valuation Cap.

Strengths, Inc.
Notes to Financial Statements

Liquidity Event
If there is a Liquidity Event, as defined, before the expiration or termination of the SAFE Agreement, the Company shall notify the Investors in writing at least five business days prior to the consummation of the liquidity event, and the Investors, at their option, either (i) receive a cash payment equal to the Purchase Amount immediately prior to, or concurrent with, the consummation of the Liquidity Event, or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price, if the Investors fail to select the cash option. If there are not enough funds to pay in full the Investors electing for a cash payment (the "Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price, as defined.

Dissolution Event
If there is a Dissolution Event, as defined, before the SAFE Agreement expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investors immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investors (the "Dissolving Investors"), are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts.

Termination
The SAFE Agreement will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to the terms of the SAFE Agreement; or (ii) the payment, or setting aside for payment, of amounts due the Investors pursuant to terms of the SAFE Agreement.

At December 31, 2019, the SAFE Agreements remain outstanding.

11. **Equity Incentive Plan and Employee Benefits**

Stock Incentive Plan
In January 2018, the Company adopted the 2018 Equity Incentive Plan (the "Plan"), with the purpose of granting stock-based awards to employees, directors and consultants, including incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units. The Board of Directors administers the Plan. Under the Plan, the exercise price of a stock option grant must be not less than 100% of the fair market value of the common stock on the date of grant. Generally, stock options vest over four years with 25% of the option shares vesting one year from the date of grant and the remainder vesting monthly over the remaining vesting term. Stock options granted under Plan are exercisable over a maximum term of ten years from the date of grant. Stock options that are forfeited or canceled shall become available for future grant or sale under the Plan. A total of 3,000,000 shares of Class C are available for issuance under the Plan.

Stock Options

The following is a summary of option activity of the Plan:

	Shares Available for Grant	Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)
Balance as of December 31, 2017	-	-	$ -	-
Authorized	3,000,000	-	-	
Granted	(2,630,469)	2,630,469	0.50	
Exercised	-	-	-	
Canceled or forfeited	-	-	-	
Balance as of December 31, 2018	369,531	2,630,469	0.50	
Granted	(1,579,993)	1,579,993	0.50	
Exercised	-	-	-	
Canceled or forfeited	1,465,391	(1,465,391)	0.50	
Balance as of December 31, 2019	254,929	2,745,071	$ 0.50	8.8
Vested and exercisable as of December 31, 2018		165,469	$ 0.50	9.9
Vested and exercisable as of December 31, 2019		1,369,986	$ 0.50	8.6

The weighted-average grant-date fair value per share of stock options granted for the year ended December 31, 2019 and 2018 was $0.26 for each period. There were no stock options granted in the year ended December 31, 2017. Stock options have an exercise price equal to the estimated fair value of the Company's common stock at the date of grant, as determined by the Board of Directors.

The fair value of the shares of common stock has historically been the responsibility of and determined by the Board of Directors. Because there had been no public market for the Company's common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including the sale of stock to independent third-party investors, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, amongst other factors.

Valuation of Stock Options and Fair Value Disclosures

The fair value of each stock option award was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,	
	2019	2018
Risk-free interest rate	1.57% - 1.60%	2.53% - 2.55%
Expected volatility	53.06%	55.42%
Expected term (in years)	5.5 - 6.1	5.5 - 6.1
Dividend yield	0.00%	0.00%

- *Risk-Free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option's expected term.

Strengths, Inc.
Notes to Financial Statements

- *Expected Volatility.* The expected volatility was based on the historical stock volatilities of a group of publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have any trading history to use the volatility of its common stock.

- *Expected Term.* Expected term represents the period that the Company's stock-based awards are expected to be outstanding. As the Company has limited historical option exercise data, the expected term of the stock options granted to employees was calculated based on the simplified method. Under the simplified method, the expected term is equal to the average of an option's weighted-average vesting period and its contractual term.

- *Dividend Yield.* The Company has never paid dividends on the Company's common stock and does not expect to pay dividends on its common stock.

Stock-Based Compensation Expense
The Company accounts for forfeitures as they occur. The following table sets forth the total stock-based compensation expense by line items in the accompanying statements of operations:

	Year Ended December 31,	
	2019	2018
Cost of revenue	$ 34,195	$ 3,949
Research and development	10,999	5,496
Sales and marketing	177,145	150,594
General and administrative	26,615	5,129
Total	$ 248,954	$ 165,168

At December 31, 2019, the unrecorded stock-based compensation balance related to stock options outstanding was $388,309 and will be recognized over an estimated weighted average amortization period of 3.1 years. The amortization period is based on the expected remaining vesting term of the options.

12. **Income Taxes**

In July 2017, the United States Congress passed the Tax Cuts and Jobs Act, which took effect January 1, 2018. This Act included a provision lowering the corporate tax rate to 21 percent, which has been considered in the determining the value of deferred tax assets and liabilities as of December 31, 2019.

The components of deferred tax assets consisted of the following:

	At December 31,		
	2019	2018	2017
Deferred tax assets (liabilities):			
Net operating loss carryforward	$ 808,363	$ 336,438	$ −
Accruals and reserves	24,497	10,853	−
Amortization	(3,961)	(1,482)	−
Stock-based compensation	103,323	41,209	−
Gross deferred tax asset	932,222	387,018	−
Valuation allowance	(932,222)	(387,018)	−
Net deferred tax assets	$ −	$ −	$ −

As of December 31, 2019, the Company had net operating loss carryforwards of $3,197,454 and $3,213,583 available to reduce its future federal and state taxable income, respectively. The federal net operating losses do not expire. The state losses will commence to expire in 2038.

The Tax Reform Act of 1986 and similar California legislation imposes substantial restrictions on the utilization of the net operating loss carryforwards and tax credits in the event of an ownership change of a corporation, as defined. Accordingly, the Company's ability to utilize net operating losses and credit carryforwards may be limited, which may result in the expiration in the expiration of net operating losses and credits before utilization.

13.   **Subsequent Events**

In January 2020, the Company borrowed $166,653 from Sandler (refer to Note 3 for further information) with the purpose of funding the development of MySandler product, as Sandler's product. The loan had a 15% annual interest rate and was due on March 27, 2020. The Company requested an extension of the due date. In consideration, Sandler earned $39,000 of additional equity in the Company. The Company repaid $50,000 in April 2020 and the remaining principal amount of $116,653 in May 2020.

In January 2020, the Company entered into an Unrestricted Stock Award Agreement with Joe Thomas, an acquaintance of the CEO and lender of the Company, in consideration for services rendered and for future services as mutually agreed upon. Under this agreement, the Company granted Joe Thomas 200,000 shares of Class A common stock at a price of $0.5 per share. The shares are free from any restrictions of transferability or risk of forfeiture.

In February 2020, the Company borrowed $40,000 from Joe Thomas, an acquaintance of the CEO, on a short-term basis. Subsequently, in March 2020 the Company borrowed an additional $60,000. The loan was secured by the proceeds of WeFunder campaign. Interest of $5,000 plus an additional $5,000 payable in stock were considerations of the loan agreement. The Company repaid $90,000 of the principal in May 2020 and the remaining $10,000 in June 2020.

In February 2020, the Company borrowed $200,000 from the Bingham Family Trust, also known as the Blue Diamond Capital. The loan term was 21 days. In consideration, Bingham Family Trust received a cash payment of $5,000 for accrued interest and 78,000 shares of Common Stock. The Company repaid the loan in May of 2020.

In March 2020, the Company applied for the first round of the Payroll Protection Program ("PPP") loans. Under the PPP, the Company received a loan for $314,500. The loan accrues interest at 1.0% per annum and has a maturity term of two years. The loan is potentially forgivable if the Company applies for the forgiveness of the loan and the Lender authorizes in writing the forgiveness. Under the terms of the loan, the maximum forgivable amount for non-payroll related expenses is 25% of the loan. The are no guarantees that the Lender will forgive the loan in its entirely, partially or at all. The Company intends to apply for the forgiveness of the loan.

In April 2020, the Company entered into a Promissory Note Revolving Line of Credit with Shaun McAravey, or the lender, an acquaintance of the CEO, which provides borrowings up to $100,000 (the "LOC"). The term of the LOC is three years and advances bear interest at 6.0% per annum. Interest on the unpaid principal balance of the LOC shall accrue but shall not be due and payable until such time as when the principal balance becomes due and payable. The principal balance due under the LOC is due and payable on January 6, 2021. Borrowings under the LOC are collateralized by the Company's soar.com domain. In the event of default, as defined, the lender may declare the principal amount and accrued interest to become immediately due and payable.

In April 2020, the Company completed the WeFunder campaign. As of May 31, 2020, the Company has received cash proceeds of $267,110 in consideration for 267,110 shares of its Common Stock A.

In May 2020, the Company entered into a Secured Promissory Note with Brian Hansen, an acquaintance of the CEO, for a principal amount of $200,000 for a 60-day term with an annual interest rate of 12.0%. In connection with this agreement, the Company granted Brian Hansen 15,385 unrestricted shares of Class A Common Stock at $0.65 per share. In the event the Company completes a convertible bridge financing, the lender has the option to roll the Secured Promissory Note into the convertible bridge financing. The lender has 60 days to make the decision. If the Company is unable to pay back the loan within the first 30 days, the loan may be extended for an additional 30 days and shall convert to 24.0% in interferes per annum.

In June 2020, the Company entered into an unsecured Promissory Note with Joe Thomas, an acquaintance of the CEO, for a principal amount of $50,000. The loan has a 45-day term and $5,000 in interest. In the event the Company is unable to repay the loan by the repayment due date, the parties agree that any penalty terms shall be mutually agreed by both parties.

In June 2020, the Company began negotiations for a term sheet to raise funds through convertible notes with several investors and expect to close negotiation in July 2020.

During 2020, global markets have experienced and may continue to experience significant volatility resulting from the spread of a novel coronavirus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restriction, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, which could have significant negative impact to the Company and its operations.

Management has evaluated the need for disclosure and/or adjustments from subsequent events through July 14, 2020 and has determined that no other disclosures or adjustments were required to these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Strengths, Inc.

All-In-One Coaching Platform



SOAR
UPLIFT HUMANITY

$109,217 raised

106 Investors	**64** Days Left
$0.75 Price per Share	**$16M** Valuation
Equity Offering Type	**$498.75** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Provo, UT | ELECTRONICS

Soar, presented by Strengths, Inc, helps you thrive with our AI-powered COACHING and SMARTAUDIO platforms. Our platforms make it easier than ever to connect with the right people and information to continue developing throughout your life. Connect instantly with one of thousands of certified coaches to become a better leader, accelerate your career, enrich your family, or enhance your wellbeing; or let our AI SmartAudio platform stream the right insight to help with your specific growth and goals - in a totally hands free voice-activated setting.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- CEO Paul Allen, founder and former CEO of Ancestry.com, has founded multiple platforms, which have each attracted tens of millions of users.
- Soar 2019 sales bookings were $930K from pilot customers, prior to 2020 platform launches.
- The global smart education and learning market size was valued at USD $182.8 billion in 2019 and is expected to grow at a compound annual growth rate

Bonus Rewards

Get rewarded for investing more into Strengths, Inc.

$498+

Investment

StartEngine Owner's Bonus

billion in 2019 and is expected to grow at a compound annual growth rate (CAGR) of 17.9% from 2020 to 2027.

Soar A.I. unlocks human potential through personalized training, coaching and curated content

OUR STORY

The wellbeing of billions of people is at risk due to unprecedented challenges and pace of modern life

We've entered an era where technology distracts, divides and depletes us. Most humans are far from thriving at work and in life--which is really what matters most.

We believe in using technology for good. The same technology that is used to addict and manipulate us can instead be used to unlock and unleash our potential by connecting us in real life to inspiring people, caring coaches, and uplifting content, at exactly the right moment.


Accelerate your
coaching journey.

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progr please see the Offering Summary section below.

$498+
Investment
All Investors get Soar Owners Club Membership
Early access and discounts on all products Private owners group me & webinars

$500+
Investment
Tier 1 perk
$500+ Soar branded notebook

$1,000+
Investment
Tier 2 perk
$1,000 + Soar notebook plus 1 yea subscription to Coach Platform + SmartAudio Platform

$5,000+
Investment
Tier 3 perk
$5,000+ 5% bonus shares

$10,000+
Investment
Tier 4 perk
$10,000+ earlier perks plus 1 indiv coaching session, a $250 value


soar.com

Soar coaches and tools help you:

- Improve your emotional and mental well-being
- discover your innate talents,
- find your life purpose,
- strengthen your relationships,
- increase your daily motivation,
- work productively with others,
- lead with courage

...to amplify your contribution to the world.

OUR SOLUTION

Soar gives coaches and clients the tools they need to succeed


The All-In-One Platform For Helping Better Humanity
Soar is the first platform to use AI to unleash human potential.
Coach Kate
Daniel

We're Helping Better Humanity

With our all-in-one

With our smart

$25,000+

Investment

Tier 5 perk

$25,000+ 4 coaching sessions, an $
value + 10% bonus shares

$50,000+

Investment

Tier 6 perk

$50,000+ team coaching session, a
value + 15% bonus shares

coaching platform　　**audio platform**

　

The platform:

- Connects coaches & clients
- Library of coaching resources
- Enables coach to expand their businesses

The platform:

- AI curated content
- Inspirational playlists
- User-generated content

THE MARKET

The Smart Learning market is massive and growing

The **global smart education and learning market size** was valued at $182.8 billion in 2019 (source), and is expected to grow at a compound annual growth rate (CAGR) of 17.9%, reaching $680 billion in 2027 (source).

Global Smart Learning
Market Value





Global Smart Education & Learning Market Share, By End User, 2019 (%)

34.3%

65.7%

■ Corporate
□ Academic

Source: www.grandviewresearch.com

OUR TRACTION

Growing our reach through valuable partnerships with amazing companies

In 2020, the leading coach credentialing organization worldwide, International Coaching Federation (ICF) chose Soar's platform to provide a global coaching outreach initiative in response to COVID-19. As a result, thousands of certified coaches are joining Soar to participate in the ICF Coaches for Good initiative, which launched on May 19th. Tens of thousands of leaders across the world are being invited to engage a coach through the platform. We are partnering with other large coaching organizations (of over 200,000 coaches) to deliver coaching at scale across all industries and sectors.





Sandler Training, the largest professional training organization in the world, selected Soar to launch its MySandler mobile app and Alexa Skill on Soar's SmartAudio technology. With nearly 5,000 users since March, the technology has all 5-star reviews across Amazon, Apple and Android marketplaces. Building on this traction, Soar has a multi-million dollar sales pipeline of similar enterprise implementations of this technology.



Soar's first SmartAudio subscription products will be available on billions of devices in the coming months. Individual consumers can subscribe to personalized channels. Employers can stream valuable proprietary content to their employees and customers. Soar SmartAudio will include licensed content from some of the world's most respected publishers, companies and universities.

Soar's subscription-based SmartAudio channels will focus on major audiences. The first five channels in development are:

- Entrepreneurship
- Human Resources Professionals

- Leadership
- Coaching
- People Managers


Sales/Bookings
2018
$264K
100% from coach platform
2019
$916K
60% from voice & mobile tech
2020 (forecast)
$3.5M
Smart Audio launch

Sales/Booking figures represent only the value of executed contracts, revenue are recognized after the contracts are fulfilled.

WHAT WE DO

Soar 5 Year Product Roadmap

Soar will build each of these solutions with virality with hopes to serve hundreds of millions of people.


Thrive
AT WORK & IN LIFE
Assessments
Coming 2021
Courses
Coming 2022
01
02
03
04
05
Coaching
Strong Traction
- 4300+ coaches
- ICF Partnership
- Platform live
Training
Coming soon
Tools & Technologies
SmartAudio- March 2020
Mobile Apps- July 2020
AI recommendation engine- late 2020
SOAR
UPLIFT HUMANITY

Coaching Platform Features

Coaching Platform Features

plus features


Video Conferencing


Simple Scheduling


Invoicing & Billing


Public Profile Page


Resource Library


Coach Directory

growth features


Virtual Assistant


Lead Generation


And Even More!

Coaching: Coaches can run their business back-office via Soar's coaching platform. Additionally, coaches can be discovered by potential clients through a number of online directories and through distribution partners. Clients can post reviews about the impact of their coaching sessions. Clients will be matched with the right coach using Soars smart coach matching system. Soar can broker coaching/training agreements with large employers, and deliver services remotely through our network.

Smart Audio Platform

create custom channels & program your commute



• 5 mins faith
• 5 mins family stories
• 20 mins prof. dev.
• 5 mins clean comedy
• 10 mins "my company"
SOAR
use these dials to personalize your playlist
30m
15m
0m

SmartAudio: Soar's SmartAudio platform makes audio learning easy and user friendly. Perfect for screenless learning on the go, in the car, or on any smart speaker. Soar's intuitive voice recognition and conversational navigation accommodates learners of all ages and demographics. Soar's SmartAudio platform intelligently converts archives of information and training content into bite-sized audio clips that are instantly accessible through smart speakers or smartphones.

Enterprise Licenses: Soar licenses its SmartAudio platform to large brands and employers to help them reach their audience outside the normal work setting. Additionally, Soar's content & distribution partners work together to bring personalized content to the masses, with subscriptions for various channels and niches.

Soar Smart Audio Library

- **Pieces of content** stored in the cloud--accessible with short catch phrases (patent pending)
- Accessible on smart phones & speakers
- Upload your own **personal content** & **create** your own **playlists** or **channels**
- Brands can create **external channels (for marketing)** & i**nternal channels for employees**



Machine learning will **personalize playlists** on your strengths & goals

User Generated Content: Learners can take this a step further by uploading their own content, creating playlists, and sharing audio clips they find helpful. User-generated content, and viral sharing add a key dimension to digital learning experience. In July 2020, Soar will launch its ListenLater Chrome Extension, which easily converts any web article to audio, and queues it up for the users to listen to later.

Breakthroughs in Voice Computing: Soar continues to innovate and push the envelope in SmartAudio. In early 2020 Soar developed a proprietary formula and filed a patent for its content retrieval technology, which encodes each piece of content with a 1-3 word catchphrase (patent pending). You can instantly retrieve anything in the SmartAudio library by just asking Alexa to "Get..." With just a few simple commands, Soar AI strings together personalized streams of content, exactly when the user needs it. Users will soon be able to set commute preferences, and then Soar's AI will weave together audio clips from desired topics into preset increments of listening.

THE BUSINESS MODEL

A subscription-based model, with multiple revenue streams

Coaching Platform: Coaches subscribe to our platform for a base price of $29.99 per month in order to receive access to a full suite of back-office client management tools. Soar also sells bulk coaching packages to enterprises seeking coaching, and will soon offer a subscription model to coaching and training for employers.

SmartAudio: Enterprise licenses start at $10,000 per month. Ideal customers for

the SmartAudio platform are large professional organizations with continuing education requirements for licensing or certification.

Individual subscriptions to various niches will be priced from $9.99 to $69.99 per month based on the unique value of each channel. Soar will leverage distribution partnerships and build virality into the product to attract millions of subscribers.


SOAR
UPLIFT HUMANITY
$29.99
Monthly subscription to coaching platform
Creating custom audio solutions for companies
Subscription revenue for access and hosting
$10-60
Monthy subscription for consumer access

HOW WE ARE DIFFERENT

Our founder has a track record of success

Our CEO, Paul Allen, has built multiple products that have each attracted tens of millions of customers. His track record of Ancestry, MyFamily.com, FamilyLink, and others speaks to a rare insight to viral growth. Paul was the Global Strengths Evangelist in Gallup's Washington D.C. office, forming relationships with hundreds of influential leaders and organizations. Paul's companies have raised

hundreds of influential leaders and organizations. Paul's companies have raised over $110 Million in Angel and Venture Capital and have generated billions of dollars in revenue.



Paul Allen CEO
Founder of:
Ancestry.com
MyFamily.com
FamilyLink
Infobases

In just over 2 years, Soar has a growing resume, including:

- Fulfilled a largescale leadership training project for a U.S. government agency subcontractor
- Successfully deployed its SmartAudio platform under the name MySandler in partnership with the top professional training company (5,000 happy customers)
- Signed a major channel partnership with the leading online career assessment provider
- Attracted 4000+ certified coaches to the platform
- In negotiations to license premium content from some of the world's top organizations for its SmartAudio library
- Garnered support from a world-class roster of advisors and investors
- Developed API's for both the coaching platform and SmartAudio platform to extend its technology through integrations and partnerships

THE VISION

Every resource in one place





Over time, as our engine becomes more intelligent, we will create new tools including a GPS-like guidance system that knows all the possible paths forward and guides you to the ones that are right for you. Soar's AI tools will continue to help users learn and grow every day, and connect with people and resources who can help them in each step of life to make the best decisions they can each day.

We believe that our Voice/AI platform has huge viral potential, to become like a streaming service of life-enhancing audio content with a consumer subscription to all of our licensed audio.

At Soar, we are working to better humanity. Many people don't have easy access to coaches, which is where we come in. We connect clients with the coaches and content that will make a difference in their lives.

OUR TEAM

If we were an NBA team you'd say we'd have a pretty good shot at getting to the Finals

Our team includes founders of a dozen companies, such as Ancestry.com, as well as the first VP of Marketing at Politico, a pioneer of digital streaming at Microsoft, a top brand & culture designer. Our engineers have experience with scaling up websites to tens of millions of users and our financial director has helped 3 unicorn companies with Series B, C, D, and E funding. We have a championship roster. Bet on our team and we will do all we can to bring the trophy home for all of us to share.

We also have attracted dozens of formal and informal advisors who support us, give us advice, open doors for us, and generally cheer us on.



Paul Allen CEO

Founder of:



Pioneered content aggregation & subscription business model & launched internet marketing channels which led to billions in revenue.

WHY INVEST

The world needs a technology platform that is designed from the ground up to help humans thrive

Today's dollar tech companies started out with good intentions, but their business models are flawed -- they require our data, our attention and our never-ending spending. They utilize screens and psychology to capture our attention at scale--to drive the attention economy.

The enormous hours humans spend using apps and consuming media from screens get in the way of things that matter most -- spending time with people we love, reading great books, pursuing our dreams and passions, developing our talents, connecting with nature, beauty, and art -- and embracing all the good things of life.

Soar's platform will use our collective experience and wisdom to surface all those good things, and invite us to disconnect from technology, and reconnect with the things that matter most -- family, friends, coaches, mentors, great authors, speakers, artists, innovators. Soar's AI-powered recommendation engine and curated content streams will act like a GPS to guide humans to our best possible futures. Soar's true north is to help humans everywhere thrive at work and in life.





Meet Our Team





Paul Allen
Founder and CEO

Clint Carlos
Co-founder, President- AI & Voice

Paul Allen has founded eight companies during more than two decades as a tech entrepreneur. His first company was Infobases, a CD ROM publishing company known for its religious and educational content. This electronic content publishing business led directly to his next company, Ancestry.com, which he co-founded in 1997. Paul devised Ancestry's content subscription business model. He also pioneered many of the internet marketing channels that Ancestry has used to become one of Utah's most valuable companies. In 2007 he founded FamilyLink, whose Facebook apps for families "went viral" and attracted more than 120 million users by 2010. From 2012-2017, Paul lived in Washington D.C. where he worked for Gallup and oversaw the "global strengths movement" based on the StrengthsFinder 2.0 assessment. His latest company, Strengths, Inc., is partnering with Gallup to go beyond the 16 million people who have discovered their strengths, and reach many more people throughout the world.

Paul taught entrepreneurship for two years at Utah Valley University and internet marketing for two years at BYU. He was an Ernst & Young Utah Entrepreneur of the Year in 2000, and the MarketingSherpa national Entrepreneur of the Year in 2008. He is a fellow of the Utah Genealogical Association, and was named a Cyber Pioneer in 2010 by the Cyber Law Section of the Utah State Bar. He was the honored alumnus of the BYU Humanities College in 2016, having graduated in 1990 with a BA in Russian. Paul and his wife Christy live in Provo. They have eight children and four grandchildren.



Soar Co-Founder and President of Soar SmartAudio, Clint Carlos is a serial tech entrepreneur with multiple successful exits from HR Technology related SaaS companies. Carlos spent 6 years in workplace strategy consulting at Gallup where he became the firm's youngest Partner, with global accountability for client engagements at Google, Facebook, P&G, Kraft, Waste Management, and went on to lead several key innovation initiatives.





Brandon Dickson
Finance Director
Brandon is a finance leader with a strong track record of raising capital at three different hyper-growth companies: Insidesales.com, NetDocuments, and Vivint. He has experience in all areas of finance including investor relations, reporting, mergers and acquistions, and helping to raise series B through



Peter Haws
President/COO Coaching
Peter has been brought in to companies to take sluggish sales and knock them out of the park. A brilliant strategist, accomplished trainer, and next-level salesman, he has been able to pull bottom lines out of the red and into the black at blinding speeds. Peter leads our Coaching Platform.



Christen Allen
Board Member
Christen is an experienced director/performer trained in Musical Theater, Voice, Piano and Choral Conducting. Strong life coach professional graduated from Gallup Strengths Coach. She's also the secret to Paul Allen's success.





Brent Israelsen
Board Member
Mr. Israelsen is an experienced attorney and businessman with deep roots in the practice of law, business, innovation, technology, education and the Internet. He is well known for his leadership in transforming the practice of law to embrace the realities of technology innovation and has championed

E.







the use of technology and law to enable individuals, entities, and ecosystems to participate in the global economy.

Mr. Israelsen was President of the Utah Chapter of Maverick Angels. Later, as co-founder of GEDIH, Inc., Mr. Israelsen, works directly with innovative companies to prepare and help them raise money on a global basis from different sources to match their strategic goals and objectives. Mr. Israelsen also works with investors of different capacities and interests on a global basis to fund innovation.





Richard Stauffer
Chief Architect

Paul Allen hired Richard as the first software engineer at Ancestry. He and Paul have worked together several times over the years. Richard is exceptional at quickly turning ideas into code. Richard leads all of our backend development.





Mark Tucker
Senior Architect - Voice

Mark Tucker is an Alexa Champion and Bixby Premier Developer and currently the Senior Architect - Voice Technology at Soar.com. He is a software developer and architect with 25 years experience and started his voice-tech journey in 2016 when there were only 4,000 skills in the Alexa Skills Store. He has worked at 2 startups creating innovative voice experiences for customers and finds time to create his own Alexa Skills and Bixby Capsules.



Offering Summary

Company : Strengths, Inc.

Corporate Address : 1806 North 500 East, Provo, UT 48604

Offering Minimum : $9,999.75

Offering Maximum : $267,889.50

Offering Maximum : $267,889.50

Minimum Investment Amount (per investor) : $498.75

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 13,333

Maximum Number of Shares Offered : 357,186

Price per Share : $0.75

Pre-Money Valuation : $16,001,547.75

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In addition, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investors get Soar Owners Club Membership

Early access and discounts on all products

Private owners group meetups & webinars

Early Bird

First 72 hours - Friends and Family | 15% bonus shares

Next 72 hours - Super Early Bird | 10% bonus

Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk - Soar branded notebook)

$1,000 (Tier 2 perk - Soar notebook plus 1 year subscription to Coach Platform + SmartAudio Platform)

$5,000+ (Tier 3 perk - 5% bonus shares)

$10,000+ (Tier 4 perk - earlier perks plus 1 individual coaching session, a $250 value)

$25,000+ (Tier 5 perk - 4 coaching sessions, a $1,000 value + 10% bonus shares)

$50,000+ (Tier 6 perk - Team Coaching session a $5,000 value + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Strengths, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.75 / share, you will receive and own 1100 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Strengths, Inc. to get notified of future updates!

Comments (6 total)

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Calvin Nguyen 3 INVESTMENTS 5 days ago
What was the valuation for the WeFunder round?

Paul Allen - Strengths, Inc. 5 days ago
$15M. $0.65 per share.

Ajeet Khurana 1 INVESTMENT 8 days ago
Hi, could you shed some light on how you came up with the $16 million pre-money valuation? Thanks.

Paul Allen - Strengths, Inc. 6 days ago
Hi Ajeet. Please take a look at page 18 of the Offering Details document linked above. I'm happy to give you more details anytime.

Timothy Hanson SE OWNER 15 INVESTMENTS INVESTED a month ago
Would you please describe the pre-money valuation process that arrived at $16MM for this round? Appreciate your time!

Paul Allen - Strengths, Inc. 6 days ago
Hi Timothy. Sorry for the delayed response. Please take a look at page 18 of the Offering Details document linked above. I'm happy to give you more details anytime.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:50 AM 01/12/2018
FILED 10:50 AM 01/12/2018
SR 20180223807 - File Number 6566442

AMENDED AND RESTATED CERTIFICATE of INCORPORATION OF

STRENGTHS, INC.

A DELAWARE CORPORATION

STRENGTHS, INC. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is STRENGTHS, INC. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on October 3, 2017.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 241 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation. The Corporation has not received payment for any of its stock.

C. The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I - NAME

The name of the Corporation is "STRENGTHS, INC."

ARTICLE II – REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is 2035 Sunset Lake Road, Suite B-2, in the city of Newark, zip code 19702 and county of New Castle. The name of the registered agent as such address is Rocket Lawyer Corporate Services, LLC.

ARTICLE III - PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV - STOCK

This Corporation is authorized to issue three classes of shares of stock, which shall be designated, respectively, "Class A Common Stock", "Class B Common Stock" and "Class C Non-Voting Common Stock." The total number of shares that the Corporation is authorized to issue is 20,000,000 shares. The number of shares of Class A Common Stock authorized is

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12,000,000 shares, $0.00001 par value per share. The number of shares of Class B Common Stock is 5,000,000 shares, $0.00001 par value per share. The number of shares of Class C Non-Voting Common Stock authorized is 3,000,000 shares, $0.00001 par value per share.

ARTICLE V – RIGHTS OF STOCK HOLDERS

The rights, privileges, preferences and restrictions of the Stock are as follows:

1.   Voting Rights; Board of Directors.

(a)   <u>Class A Common Stock</u>. Except as otherwise required by law, each holder of Class A Common Stock shall be entitled to one (1) vote for each of the shares of Class A Common Stock on the record date fixed for such meeting, or on the effective date of such written consent, as follows: the holder of each share of Class A Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class B Common Stock, with respect to any question upon which holders of Class A Common Stock and the holders of Class B Common Stock have the right to vote, except (i) those matters required by law to be submitted to a separate class vote and (ii) the election of the Common Director as set forth in Section 1(d) of this Article V.

(b)   <u>Class B Common Stock</u>. Except as otherwise required by law, each holder of Class B Common Stock shall be entitled to the number of votes equal to the whole number of shares of Class B Common Stock times ten (10) on the record date fixed for such meeting, or on the effective date of such written consent, as follows: the holder of each share of Class B Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class A Common Stock, with respect to any question upon which holders of Class B Common Stock and the holders of Class A Common Stock have the right to vote, except (i) those matters required by law to be submitted to a separate class vote.

(c)   <u>Class C Capital Stock</u>. Except as otherwise required by law, each holder of Class C Non-Voting Common Stock shall be not be entitled to vote, except, when required by law, each holder of Class C Non-Voting shall be entitled to one vote for each of the shares of Class C Non-Voting Common Stock on the record date fixed for such meeting, or on the effective date of such written consent, as follows: the holder of each share of Class C Non-Voting Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class A Common Stock and the holders of Class B Common Stock, with respect to any question which the holders of Class C Non-Voting Common Stock are required by law to vote and upon which holders of Class A Common Stock and the holders of Class B Common Stock have the right to vote, except (i) those matters required by law to be submitted to a separate class vote.

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(d) Election of Directors. The holders of the Class A Common Stock, voting as a single class, shall be entitled to elect one (1) director (the "Class A Common Director"), the holders of the Class B Common Stock, voting as a single class, shall be entitled to elect three (3) directors (the "Class B Common Directors") and the holders of Class A Common Stock and the holders of Class B Common Stock, voting together, shall be entitled to elect one (1) director (the "Class A Common and Class B Common Director").

2.   Protective Covenants.

(a) Class B Common Stock. In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Class B Common Stock, voting separately as a class:

(i) amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or Bylaws if such action would materially or adversely alter or change the rights, privileges or powers of, or the restrictions provided for the benefit of the Class B Common Stock, or increase or decrease the number of shares of Stock authorized hereby;

(ii) authorize or issue or obligate itself to issue, shares of any class or series of stock having any preference or priority as to voting or protective covenants, which are superior to any such rights, privileges or powers of, or the restrictions of the Class B Common Stock;

(iii) authorize or issue shares of stock of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of this Corporation having any rights, privileges or powers of, or the restrictions as to voting and protective covenants which are superior to any held by the Class B Common Stock;

(iv) reclassify any class or series of any Class A Common Stock, Class B Common Stock or Class C Non-Voting Common Stock into shares having any rights, privileges or powers of, or the restrictions as to voting or protective covenants which are superior to those any held by the Class B Common Stock;

(v) increase or decrease (other than by redemption) the total number of authorized shares of Class A Common Stock, Class B Common Stock and Class C Non-Voting Common Stock.

ARTICLE VI – CORPORATE POWERS

The powers, preferences and rights and the qualifications, limitations or restrictions thereof shall be determined by the board of directors.

ARTICLE VII – BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Corporation's By-laws. In furtherance and not in limitation of the powers conferred by statute, subject to the provisions of the Certificate of Incorporation, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VIII – AMENDMENT TO BYLAWS

In furtherance and not in limitation of the powers conferred by statute, subject to the provisions of the Certificate of Incorporation, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE IX – NUMBER OF DIRECTORS

The number of directors that constitute the Board of Directors of the Corporation shall be designated as set forth in the Bylaws of the Corporation. Notwithstanding the foregoing sentence, there shall be no less than three directors and no more than seven directors that constitute the Board of Directors of the Corporation.

ARTICLE X – CORPORATE EXISTENCE

The Corporation is to have a perpetual existence.

ARTICLE XI – DIRECTOR LIABILITY

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE XII – BOARD OF DIRECTOR MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

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IN WITNESS WHEREOF, the undersigned President and Chief Executive Officer has executed signed and acknowledged this amended and restated certificate of incorporation this 12th day of January, 2018.

BY: /s/ PAUL B. ALLEN

         Paul B. Allen
         Chief Executive Officer

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STRENGTHS, INC.

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION

STRENGTHS, INC. (the "**Corporation**"), organized and existing under and by virtue of the Delaware General Corporation Law (the "**DGCL**"), does hereby certify as follows:

A.   By unanimous written consent of the Board of Directors of the Corporation (the "**Board**"), resolutions were duly adopted, pursuant to Sections 141(f) and 242 of the DGCL, setting forth an Amendment (as defined below) a to the Corporation's Certificate of Incorporation as currently in effect, providing for an increase in the number of shares the Corporation is authorized to issue, as set forth below, declaring the advisability of the Amendment and approving and adopting the Amendment. The stockholders of the Corporation duly approved the proposed Amendment by written consent in accordance with Sections 228 and 242 of the DGCL, the Certificate of Incorporation and the Bylaws of the Corporation.

B.   This Certificate of Amendment of Certificate of Incorporation (the "**Amendment**"), as adopted by the Board and the Corporation's stockholders, revises the Certificate of Incorporation, as previously amended, in order to increase the total number of shares the Corporation is authorized to issue, as well as the number of Class A Common Stock and Class C Non-Voting Common Stock authorized.

C.   This Amendment revises Article IV of the Certificate of Incorporation, as previously amended, to read in its entirety as indicated below:

"The Corporation is authorized to issue three classes of shares of stock, which shall be designated, respectively, "Class A Common Stock," "Class B Common Stock" and "Class C Non-Voting Common Stock." The total number of shares that the Corporation is authorized to issue is 33,000,000 shares. The number of shares of Class A Common Stock authorized is 23,000,000 shares, $0.00001 par value per share. The number of shares of Class B Common Stock is 5,000,000 shares, $0.00001 par value per share. The number of shares of Class C Non-Voting Common Stock authorized is 5,000,000 shares, $0.00001 par value per share."

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to be signed and attested by its duly authorized officer, effective as of the 30th day of December, 2019.

STRENGTHS, INC.

By: /s/PAUL B. ALLEN
Paul Allen, Chief Executive Officer